UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Amendment No. )*

Under the Securities Exchange Act of 1934

D-MARKET Elektronik Hizmetler ve Ticaret Anonim Şirketi

(Name of Issuer)

Class B ordinary shares, nominal value of TRY 0.20 per share

American Depositary Shares, each representing one Class B ordinary share, nominal value of TRY 0.20 per share**

(Titles of Class of Securities)

23292B 104***

(CUSIP Number)

December 31, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

* The remainder of this cover page shall be filled out of a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

** The American Depositary Shares, each representing one Class B ordinary share, nominal value of TRY 0.20 per share, were separately registered on a registration statement on Form F-6 (Registration No. 333-257160).

*** This CUSIP number applies to the American Depositary Shares, each representing one Class B ordinary share, nominal value of TRY 0.20 per share. No CUSIP has been assigned to the Class B ordinary shares.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 23292B 104		Schedule 13G	Page 2 of 5
1	NAME OF REPORTING PERSON Yaşar Begümhan Doğan Faralyalı
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Turkey
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 48,539,170(1)
	6	SHARED VOTING POWER - 0 -
	7	SOLE DISPOSITIVE POWER 48,539,170(1)
	8	SHARED DISPOSITIVE POWER - 0 -
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 48,539,170(1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 17.0%(2)
12	TYPE OF REPORTING PERSON IN

(1)	Consists of 48,539,170 Class B ordinary shares. The Issuer’s share capital consists of privileged Class A ordinary shares and Class B ordinary shares. Each privileged Class A ordinary share has fifteen votes per share and each Class B ordinary share has one vote per share. Based on the voting power of Class A ordinary shares, the Reporting Person beneficially owns securities representing approximately 5.5% of the voting power of the Issuer (assuming no conversion of the Class A ordinary shares).

(2)	Based on 285,998,290 Class B ordinary shares outstanding as of December 31, 2021.

CUSIP No. 23292B 104	Schedule 13G	Page 3 of 5

Item 1(a). Name of Issuer:

D-MARKET Elektronik Hizmetler ve Ticaret Anonim Şirketi (the “Issuer”).

Item 1(b). Address of Issuer’s Principal Executive Offices:

Kuştepe Mahallesi Mecidiyeköy Yolu

Cadde no: 12 Kule 2 K2

Şişli 34387 Istanbul, Turkey

Item 2(a). Name of Person Filing:

This statement is filed by Yaşar Begümhan Doğan Faralyalı (the “Reporting Person”).

Item 2(b). Address of Principal Business Office or, if none, Residence:

The principal business address of the Reporting Person is as follows:

Kuştepe Mahallesi Mecidiyeköy Yolu

Cadde no: 12 Kule 2 K2

Şişli 34387 Istanbul, Turkey

Item 2(c). Citizenship:

See Row 4 of the cover page for the Reporting Person.

Item 2(d). Titles of Classes of Securities:

Class B ordinary shares, nominal value of TRY 0.20 per share

Item 2(e). CUSIP Number:

23292B 104

Item 3. If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a(n):

(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in Section 3(a)(6) of the Exchange Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Exchange Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	Investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).

(f)	☐	Employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).

(g)	☐	Parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).

(h)	☐	Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	☐	Church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j)	☐	Non-U.S. institution, in accordance with § 240.13d-1(b)(1)(ii)(J).

(k)	☐	Group in accordance with §240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with §240. 13d-1(b)(1)(ii)(J), please specify the type of institution: ______________ .

CUSIP No. 23292B 104	Schedule 13G	Page 4 of 5

Item 4. Ownership

(a)	Amount beneficially owned:

See response to row 9 on the cover page.

(b)	Percent of class:

See response to row 11 on the cover page.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote:

See response to row 5 on the cover page.

(ii)	Shared power to vote or to direct the vote:

See response to row 6 on the cover page.

(iii)	Sole power to dispose or to direct the disposition of:

See response to row 7 on the cover page.

(iv)	Shared power to dispose or to direct the disposition of:

See response to row 8 on the cover page.

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not Applicable.

Item 8. Identification and Classification of Members of the Group.

Not Applicable.

Item 9. Notice of Dissolution of Group.

Not Applicable.

Item 10. Certification.

Not Applicable.

CUSIP No. 23292B 104	Schedule 13G	Page 5 of 5

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 18, 2022

/s/ Yaşar Begümhan Doğan Faralyalı
Name:	Yaşar Begümhan Doğan Faralyalı